RadiSys Corporation

5445 NE Dawson Creek Drive

Hillsboro, OR 97124

Tel: (503) 615-1100

August 27, 2009

VIA EDGAR

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	RadiSys Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 6, 2009

Form 10-Q for the Quarters Ended March 31, 2009 and June 30, 2009

File No. 000-26844

Dear Ms. Collins:

RadiSys Corporation (“the Company”) is in receipt of the letter (the “Comment Letter”) dated August 20, 2009 regarding the Form 10-K for the year ended December 31, 2008, and the Form 10-Q for the quarters ended March 31 and June 30, 2009, respectively. The Company is working diligently to respond to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission set forth in the Comment Letter.

As discussed with and confirmed by Melissa Feider, Staff Accountant, on August 26, 2009, the Company respectfully requests an extension of time to respond to the Comment Letter. The Company anticipates submitting to the Staff a response to the Comment Letter on or about September 18, 2009.

Should you have any questions or comments, please feel free to contact the undersigned at (503) 615-1281.

Sincerely,

/s/ Brian Bronson
Brian Bronson
Chief Financial Officer